September 14, 2010

Mr. Mark J. DeCesaris
Chief Financial Officer
Corporate Property Associates 16 - Global Incorporated
50 Rockefeller Plaza
New York, New York 10020

      Re: **Corporate Property Associates 16 – Global Incorporated**
                Form 10-K for the year ended December 31, 2009
                Filed on March 26, 2010
                File No. 001-32162

Dear Mr. Mark J. DeCesaris:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 10 – Risk Management and Use of Derivative Financial Instruments

Portfolio Concentration Risk, page 76

1.   You disclose that on certain properties subject to tenant defaults, you have suspended debt service on the corresponding mortgage loans. In future filings, in the event debt service has been suspended, please disclose how you intend to proceed with these properties (i.e. have you been notified of default by your lender, whether you are renegotiating any terms of the mortgage loan, whether any foreclosure procedures have commenced, whether you are seeking a new tenant, or other relevant information for investors at that point in time). Also, please advise us as to whether any other debt instruments with those or other lenders contain cross-default provisions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

  - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark J. DeCesaris
Corporate Property Associates 16 – Global Incorporated
September 14, 2010
Page 3

You may contact Michael Pokorny at (202) 551 – 3714 or me at (202) 551 – 3413 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief